Domini Impact Investments LLC

180 Maiden Lane, Suite 1302

New York, NY 10038-4925

February 21, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn.:	Ms. Kimberly Browning

Re:	Domini Investment Trust (File Nos. 811-05823 and 33-29180)

Ladies and Gentlemen:

This letter responds to follow-up comments received from Ms. Kimberly Browning of the Staff of the Securities and Exchange Commission on February 20, 2020, regarding Post-Effective Amendment No. 68 (the “Amendment”) to the Registration Statement on Form N-1A of Domini Investment Trust (the “Registrant”) filed on November 12, 2019 with respect to Domini Sustainable Solutions Fund (the “Fund”), a series of the Registrant. Following are the Staff’s comments and the Registrant’s responses thereto:

1. Comment:

The Staff noted that in response to the Staff’s follow-up comments from February 12, 2020, the Registrant stated that certain risk disclosures would be deleted from the Principal Risks section of the Prospectus and included in Item 9 as an additional risk of the Fund. The Staff noted that such risks should be identified as additional risks of the Fund and distinguished from the principal risks of the Fund as applicable.

Response:

The Registrant confirms that it will revise the disclosure as requested by the Staff and identify the risks as additional risks of the Fund. The Registrant also confirms that it will revise the Item 9 disclosure to distinguish between the principal risks and additional risks of the Fund as applicable.

Please call the undersigned at 212-217-1114 with any questions.

Sincerely,

/s/ Megan L. Dunphy

Megan L. Dunphy

General Counsel